UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ESMARK INCORPORATED

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number)

November 27, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,503,907

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,503,907

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,503,907

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.83%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,542,697

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,542,697

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,542,697

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.93%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 390,071

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 390,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 390,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.99%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 390,071

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 390,071

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 390,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.99%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 373,289

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 373,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,289

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.95%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 373,289

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 373,289

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,289

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.95%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C..

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 232,879

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 232,879

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,879

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.59%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 296475106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,538,936

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,538,936

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538,936

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.46%

12.	Type of Reporting Person (See Instructions) IN

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

ITEM 1.

(a)           Name of Issuer

The name of the issuer is Esmark Incorporated, f/k/a Clayton Acquisition Corporation, a Delaware corporation (the “Company”).

(b)           Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at:

1134 Market Street

Wheeling, WV 26003.

ITEM 2.

(a)           Name of Person Filing

This Statement is filed by:

(i)                         Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)                      Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware (“TCM”), with respect to the shares of Common Stock directly owned by it and with respect to the shares of Common Stock directly owned by TCP;

(iii)                   Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv)                  Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(v)                     Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), with respect to the shares of Common Stock directly owned by it;

(vi)                  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to the shares of Common Stock owned by TMF;

(vii)               Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”); and

(viii)            Jeffrey L. Gendell (“Mr. Gendell”), with respect to the shares of Common Stock owned directly by each of TCP, TCM, TP, TMF and TOF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           Address of Principal Business Office or, if none, Residence

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)           Citizenship

Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TM, TCO and TOA is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  TOP is an exempted company organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

(d)           Title of Class of Securities

Common Stock, $.01 par value (the “Common Stock”)

(e)           CUSIP Number

296475106

ITEM 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                                             Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)                      Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                                             Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)                                            Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                      An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)                                               An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)                                            A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)                                            A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                                                A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4.  Ownership

A.            Tontine Capital Partners, L.P.

(a)      Amount beneficially owned:  1,503,907

(b)  Percent of class:  3.83%.  The percentage used herein and in the rest of Item 4 was calculated based upon a total of 39,300,000 shares of the Company’s Common Stock reported as issued and outstanding.

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  1,503,907

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 1,503,907

B.            Tontine Capital Management, L.L.C.

(a)      Amount beneficially owned:  1,542,697

(b)      Percent of class:  3.93%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  1,542,697

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 1,542,697

B.            Tontine Partners, L.P.

(a)      Amount beneficially owned:  390,071

(b)      Percent of class:  0.99%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  390,071

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 390,071

B.            Tontine Management, L.L.C.

(a)      Amount beneficially owned:  390,071

(b)      Percent of class:  0.99%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  390,071

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 390,071

B.            Tontine Capital Overseas Master Fund, L.P.

(a)      Amount beneficially owned:  373,289

(b)      Percent of class:  0.95%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  373,289

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 373,289

B.            Tontine Capital Overseas GP, L.L.C.

(a)      Amount beneficially owned:  373,289

(b)      Percent of class:  0.95%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  373,289

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 373,289

B.            Tontine Overseas Associates, L.L.C.

(a)      Amount beneficially owned:  232,879

(b)      Percent of class:  0.59%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  232,879

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 232,879

C.            Jeffrey L. Gendell

(a)      Amount beneficially owned:  2,538,936

(b)      Percent of class:  6.46%

(c)      (i)       Sole power to vote or direct the vote:  -0-

(ii)      Shared power to vote or direct the vote:  2,538,936

(iii)     Sole power to dispose or direct the disposition:  -0-

(iv)     Shared power to dispose or direct the disposition: 2,538,936

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:     Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the disposition of the proceeds from the sale of the shares.  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares.  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the disposition of the proceeds from the sale of the shares.  TOA, the investment advisor of TOF, has the power to direct the affairs of TOF, including decisions respecting the disposition of the proceeds from the sale of the shares.  Mr. Gendell is the Managing Member of each of TCM, TM, TCO and TOA and in that capacity directs its operations.

ITEM 7.                                                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

Not Applicable

ITEM 9.  Notice of Dissolution of Group

Not Applicable

ITEM 10.               Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Date:  December 17, 2007

/s/ JEFFREY L. GENDELL

Jeffrey L. Gendell, individually, and as Managing Member of Tontine Capital Management, L.L.C., General Partner of Tontine Capital Partners, L.P., as Managing Member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.